UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.2)

WESTERN ASSET GLOBAL HIGH INCOME FUND
(Name of Issuer)

Common Shares, $0.0001 par value
(Title of Class of Securities)

95766B109
(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766B109	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON
Saba Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		7,648,214
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		7,648,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,648,214

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13	17.34%[1]

14	TYPE OF REPORTING PERSON
PN; IA

____________________________
1 The percentages used herein are calculated based upon 44,106,706 shares of common stock outstanding as of 2/28/2019, as disclosed in the company's press release filed 4/29/2019.

CUSIP No. 95766B109	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON
Boaz R. Weinstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		7,648,214
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON WITH:
	10	SHARED DISPOSITIVE POWER
		7,648,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
7,648,214

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ ]

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13	17.34%[1]

14	TYPE OF REPORTING PERSON
IN

____________________________
1 The percentages used herein are calculated based upon 44,106,706 shares of common stock outstanding as of 2/28/2019, as disclosed in the company's press release filed 4/29/2019.

Item 1.	SECURITY AND ISSUER

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the SEC on 3/14/19, as amended by Amendment No. 1 filed 4/18/19. With respect to the common shares of Western Asset Global High Income Fund. This Amendment No. 2 amends Items 3, and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of $68,967,079 was paid to acquire the Common Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D/A are calculated based upon 44,106,706 shares of common stock outstanding as of 2/28/2019, as disclosed in the company's press release filed 4/29/2019.

(b)

See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)

The transactions in the Shares effected since the filing of Amendment No 1 by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Shares.

(e)	Not applicable.

SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 24, 2019

SABA CAPITAL MANAGEMENT, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the Schedule 13D/A filing on 4/18/2019. All transactions were effectuated in the open market through a broker.

Date	Side	Shares	Price
05/23/19	Buy	1,347	9.69
05/22/19	Buy	20,000	9.77
05/21/19	Buy	32,292	9.73
05/20/19	Buy	645	9.75
05/17/19	Buy	20,000	9.77
05/16/19	Buy	16,277	9.73
05/15/19	Buy	52,992	9.68
05/14/19	Buy	16,263	9.68
05/10/19	Buy	20,947	9.69
05/09/19	Buy	6,909	9.67
05/08/19	Buy	13,569	9.71
05/07/19	Buy	8,064	9.70
05/06/19	Buy	6,849	9.69
05/03/19	Buy	10,000	9.73
05/02/19	Buy	5,303	9.72
05/01/19	Buy	1,520	9.74
04/30/19	Buy	16,303	9.70
04/29/19	Buy	6,870	9.68
04/26/19	Buy	1,100	9.66
04/25/19	Buy	6,667	9.70
04/24/19	Buy	730	9.70
04/23/19	Buy	123,983	9.68
04/22/19	Buy	17,322	9.63
04/18/19	Buy	17,082	9.64